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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                            Home State Holdings, Inc.
                -------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            ---------------------------------------------------------
                         (Title of Class of Securities)

                                   437368 10 3
                          ----------------------------
                                 (CUSIP Number)

                               Howard E. Steinberg
                    Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
                                Park Avenue Plaza
                               55 East 52nd Street
                            New York, New York 10055
             ------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 31, 1997
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.   437368 10 3                  13D           PAGE  2   OF   8  PAGES
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--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION   NO. OF ABOVE  PERSON

      Reliance Financial Services Corporation
      IRS Employer's Identification No: 51-0113548
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) |X|


--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

              WC

--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or (e)                                                      |X|

--------------------------------------------------------------------------------
6     CITIZENSHIP  OR PLACE OF ORGANIZATION

            New York

--------------------------------------------------------------------------------
                7       SOLE VOTING  POWER

  NUMBER OF
                         620,251 shares of Common Stock
   SHARES     ------------------------------------------------------------------

BENEFICIALLY    8      SHARED VOTING POWER

  OWNED BY               0 shares of Common Stock

    EACH      ------------------------------------------------------------------

  REPORTING     9      SOLE DISPOSITIVE POWER

   PERSON                  620,251 shares of Common Stock
              ------------------------------------------------------------------
    WITH
                10     SHARED DISPOSITIVE  POWER

                        0 shares of Common Stock
--------------------------------------------------------------------------------
11    AGGREGATE  AMOUNT  BENEFICIALLY   OWNED BY EACH  REPORTING PERSON

                         620,251 shares of Common Stock
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


--------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11)

                         9.9%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

                       HC
--------------------------------------------------------------------------------
        *        SEE INSTRUCTIONS BEFORE FILLING OUT!
        ** Based on 5,660,000 shares of Common Stock outstanding as of November 13, 1996.



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CUSIP NO.   437368 10 3                  13D           PAGE  3   OF   8  PAGES
          ------------------                                ---      ---




         The statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission (the "Commission") on October 15, 1996 by Reliance Financial Services Corporation (the "Company") is hereby amended by this Amendment No. 1 to the Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of the Transaction

         Item 4 is hereby amended and supplemented by the following information:

         On March 31, 1997, the Company and Swiss Reinsurance America Corporation ("Swiss Re") provided a written waiver (the "Waiver") to Home State Holdings, Inc. ("Home State") relating to a default by Home State under the Securities Purchase Agreement dated as of October 4, 1996 (the "Purchase Agreement"; filed as Exhibit 1 to the Schedule 13D). The aforementioned default resulted from Home State's failure to maintain a ratio of "net written premiums" for the fiscal year ended December 31, 1996 to "statutory surplus" as of such fiscal year-end of less than 2.5:1.0 for Home State and its subsidiaries as required by Section 8.13 of the Purchase Agreement.

         Pursuant to the Waiver, the Company and Swiss Re have agreed to waive the aforementioned default under the Purchase Agreement. Such waiver becomes effective upon the following occurring on or before April 4, 1997: (a) the appointment of an additional director (the "Additional Director") to the Board of Directors of Home State, which director shall be mutually acceptable to each of the Company and Swiss Re and (b) the appointment by the Board of Directors of Home State of a committee (the "Committee") of five directors consisting of Robert Baylis, Henry Sopher, the Additional Director and two of the following selected by Home State: Perez Ehric, Edward D. Herrick, Michael Monier or Harold Stowe. The Committee shall be chaired by the Additional Director and it shall have, among other things, the full power and authority to pursue all strategic alternatives for Home State to improve its financial condition and to report to the Board of Home State.

Item 7.  Material to be Filed as Exhibits

Exhibit 6 -- Waiver, dated March 31, 1997, among the Company, Swiss Re and Home State.



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CUSIP NO.   437368 10 3                  13D           PAGE  4   OF   8  PAGES
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned, by its duly authorized officer, certifies that the information set forth in this statement is true, complete and correct.


                                  RELIANCE FINANCIAL SERVICES CORPORATION



Date: April 4, 1997               By: /s/ James E. Yacobucci
                                      -----------------------------------
                                      Name:  James E. Yacobucci
                                      Title: Senior Vice President - Investments





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CUSIP NO.   437368 10 3                  13D           PAGE  5   OF   8  PAGES
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                                  EXHIBIT INDEX

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 EXHIBIT NO.                       DESCRIPTION                          SEQUENTIALLY NUMBERED PAGE
 -----------                       -----------                          --------------------------
  Exhibit 6     Waiver, dated March 31, 1997, among the Company,                     6
                Swiss Re and Home State





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